Exhibit 8

                     SHATSWELL, MacLEOD & COMPANY, P.C.
                        CERTIFIED PUBLIC ACCOUNTANTS
                             174 SOUTH BOULEVARD
                    WEST SPRINGFIELD, MASSACHUSETTS 01089

                                       July 15, 1997

Mr. James D. Carey
Executive Vice President
Slade's Ferry Bancorp
100 Slade's Ferry Avenue
Somerset, Massachusetts 02726

Dear Mr. Carey:

                        RE:  Federal Income Tax Consequences
                             to Slade's Ferry Bancorp and the
                             Participating Shareholders in
                             the Dividend Reinvestment
                             and Common Stock Purchase
                             Plan

      This letter is in reply to your request that our firm render an opinion with regard to the federal income tax consequences to Slade's Ferry Bancorp and its shareholders upon participation in the Dividend Reinvestment and Common Stock Purchase Plan of Slade's Ferry Bancorp. The facts pertaining to the Plan as submitted by the management of Slade's Ferry Bancorp for our consideration are set forth below.

                           Description of The Plan
                           -----------------------

      Slade's Ferry Bancorp (herein after referred to as the Company) is a corporation, duly organized and validly existing under the laws of the Commonwealth of Massachusetts, with its principal office at 100 Slade's Ferry Avenue, Somerset, Massachusetts 02726. The authorized capital stock of Weetamoe Bancorp consists of 5,000,000 shares of common stock of $.01 par value. 3,208,143.865 shares are outstanding as of the date of this letter.

      In order to provide the shareholders of the Company with a convenient method of acquiring additional shares of common stock of the Company without incurring brokerage commissions or service charges, the Company has established The Dividends Reinvestment and Common Stock Purchase Plan of Slade's Ferry Bancorp. All shareholders, and only the shareholders, of the Company are eligible to participate in the plan.

      The purpose of the Slade's Ferry Bancorp Dividend Reinvestment and Common Stock Purchase Plan (the "Plan) is to provide the Company's shareholders the opportunity to reinvest their cash dividends in additional shares of the Company's common stock; and, in addition, the opportunity to elect to make optional cash payments to purchase additional shares of the Company's common stock.


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      A participant in the Plan may acquire additional shares of common stock by authorizing automatic reinvestment of cash dividends and by making optional cash payments without incurring any brokerage fees, service fees, or commissions. Participants will receive a quarterly or monthly statement setting forth the amount of dividends, the optional cash payments received, the number of shares (full and fractional) purchased, the price per share and the amount of shares held for the participant by the Company.

      The Company will administer the Plan, keep a continuous record of each participant's activities and issue a periodic statement of account to each participant.

      Any shareholder of the Company is eligible to participate in the Plan.

      A shareholder may become a participant by filling out and signing the authorization card and returning it to the Company directed to Shareholder Services. A shareholder may become a participant at any time; however, the authorization card must be received by Shareholder Services at least (2) weeks prior to the dividend payment date on which the participant wants to begin reinvesting. Participants will have all dividends on shares of Company common stock held of record by them reinvested in additional shares of the Company's common stock.

      Reinvested dividends will be used to acquire newly issued shares of common stock from the Company at a price equal to the average of the closing bid and ask prices for the Company's common stock for the investment date as quoted by A. G. Edwards & Sons, Inc.

      The investment date for the acquisition of shares by dividend payment will be the same date established by the Company as the dividend payment date, normally January 15, April 15, July 15, and October 15. The investment date for the acquisition of shares by optional cash payments will be the 15th day of each month or the next business day if the 15th falls on a Saturday, Sunday or holiday.

      Any participant may at any time elect to make optional cash payments for the purchase of additional shares of the Company's common stock by completing an Optional Cash Payment remittance form and submitting it to Shareholder Services at the Company's address together with a check payable to Slade's Ferry Bancorp. Such optional cash payments must be in an amount of not less than $100 and may not exceed a total of $5,000 in any calendar year. Any optional cash payments received in an amount less than $100 or in excess of $5,000 for the calendar years will be returned to participant.

      Shareholders who are not participants in the Dividend reinvestment Plan may not acquire additional shares through optional cash payments.

      Optional cash payments will be utilized to purchase additional shares of the Company's common stock monthly as of the investment date. In order to be so invested, optional cash payments must be received by the Company no later than the tenth day of the month. Optional cash payments received after the deadline for the month will be held and invested on the next investment date.


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      No interest will be paid by the Company on optional cash payments held pending investment.

      Each participant's account will be credited with the number of shares purchased by the dividend and/or the optional cash payment including fractions computed to three decimal places.

      Participants will receive a detailed statement of their Plan Account from the Company as soon as possible following each dividend payment and each optional cash investment transaction. This detailed statement will show total cash dividends received, optional cash payments received, total shares purchased, price paid per share and total shares held by the Company. These statements should be retained by participants to determine the tax cost basis for shares purchased.

      A participant may withdraw from the Plan at anytime providing written notice that he/she intends to withdraw to Slade's Ferry Bancorp, Attention:
Shareholder Services, P.O. Box 390, Somerset, MA 02726. If a participant withdraws or if the Company terminates the Plan, certificates for whole shares of common stock credited to the account of the participant under the Plan will be issued and cash will be remitted to the participant for any fractional share on the basis of the then current market price of the Company's shares.

      Certificates for shares of common stock acquired under the Plan will not be issued to participants but will be registered in the name of the Company as agent for the participants. This service protects against loss, theft or destruction of stock certificates. The number of shares of common stock credited to an account under the plan will be indicated on the participant's statement of account.

      Upon written request by a participant, certificates for any number of whole shares credited to an account under the Plan will be issued to the participant. Requests for the issuance of certificates should be mailed to the Company to the attention of Shareholder Services. Certificates will be issued in the participant's name as set in the Company's shareholder record.

      Certificates for fractional shares of common stock will not be issued under any circumstances.

      Each participant will be entitled to vote all shares held under the Plan for his or her account in addition to certificate shares held by the participant directly.

      In administering the Plan, the Company will not be liable for any act done in good faith or any good faith omission to act, including without limitation, any claim of liability arising out of fairlure to terminate a participant's account upon such participant's death before receipt of notice in writing of such death or with respect to any fluctuation in the market value after any acquisition or sale of stock.

      Participant's should be aware that the Company cannot assure a profit or protect against a loss on the common stock purchased under the Plan.


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      The Company cannot guarantee that dividends on shares of its common stock may not be reduced or eliminated in the future.

      The Company reserves the right to suspend, amend or terminate the Plan at any time. All participants will receive prompt written notice of any such action. Any material amendment to the Plan will require that a written amendment to the Company's Registration Statement be filed with the Securities and Exchange Commission.

      If the Company terminates the Plan, certificates for whole shares of common stock purchased for participants under the Plan will be issued to the participants and the participants will receive back any unexpended cash together with the then cash value of any fractional shares credited to their account based on the current market value of those shares.

                                   Opinion
                                   -------

      Based on the foregoing plan description, our opinion as to the federal income tax consequences to the Company and the plan participants is as follows:

      1. No gain or loss will be recognized to the Company upon reinvestment of cash dividends in common stock of the Company nor from the issuance of new shares under the optional cash payments provision of the Plan (Section 1032, I.R.C.).

      2. At the time of reinvestment of a cash dividend under the Plan, a participant will realize taxable income equal to the fair market value of the shares acquired (Section 301(c), I.R.C.; Section 305(b), I.R.C.; Section 316(a), I.R.C.

      3. The basis of the common stock acquired through reinvestment of cash dividends or under the optional cash payments provision of the Plan will be the fair market value at the date of acquisition (Section 1012, I.R.C.)

      4. The holding period of the common stock acquired under the Plan will commence on the date the stock is acquired (Section 1223(6), I.R.C.).

      5. A participant will recognize gain or loss when shares and/or fractional shares are sold or exchanged on behalf of a participant upon the participant's withdrawal from the Plan or when a participant sells or exchanges the shares after withdrawal from the Plan (Section 1001, I.R.C.; Section 302, I.R.C.).

      No opinion is expressed about the tax treatment of the Company or Plan Participants under other provisions of the Internal Revenue Code and regulations or about the tax treatment of any conditions existing at the time of or effects resulting from the adoption of the Plan that are not specifically covered by the above information.


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      This opinion is based on existing statutes, regulations, proposed regulations, Internal Revenue Service rulings and procedures, judicial and administrative decisions and other matters of record. Unlike a tax ruling from the National Office of the Internal Revenue Service, our opinion has no official status of any kind. No guarantee can be given that the Internal Revenue Service will not challenge or prevail in the event of audit. In addition, the law upon which this opinion is based is subject to change and no assurance can be given that any such change will not be applied retroactively. Further, any change in the Plan as submitted to us may result in an adverse change to or withdrawal of this opinion. No application has been made to the Internal Revenue Service for a tax ruling.

      This opinion is for the sole use of management and the board of directors of Slade's Ferry Bancorp and the participating shareholders under the Dividend Reinvestment and Common Stock Purchase Plan of Slade's Ferry Bancorp.


                                       Very truly yours,

                                       /s/ Shatswell, MacLeod & Company, P.C.


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